Exhibit 99.1

December 11, 2018

Mr. Joseph J. Hartnett

Interim President and Chief Executive Officer

Sparton Corporation

425 N. Martingale Road, Suite 1000

Schaumburg, Illinois 60173

Dear Mr. Hartnett:

In recognition of (i) your leadership and contributions to Sparton Corporation (the “Company”) as Interim President and Chief Executive Officer since February, 2016, and (ii) the benefits of your continued service, the Board of Directors of the Company (the “Board”) has voted to grant you a cash bonus (the “Bonus”).

The amount of the Bonus shall be $385,000. The Bonus shall become payable in cash in a single sum upon or following the consummation of the merger (the “Merger”) between the Company and an affiliate of Cerberus Capital Management, L.P. (but in any event no later than 3 weeks following the consummation of the Merger), provided (i) you are employed with the Company on the date the Merger is consummated (the “Merger Completion Date”), (ii) you are terminated by the Company other than for Cause prior to the Merger Completion Date, or (iii) you die or become disabled prior to the Merger Completion Date. For purposes of this letter, “Cause” shall have the meaning ascribed to it in the Sparton Corporation 2010 Long-Term Stock Option Incentive Plan.

If you terminate your employment with the Company voluntarily prior to the Merger Completion Date or if your employment with the Company is terminated by the Company for Cause prior to the Merger Completion Date, you shall not be entitled to the Bonus.

Nothing contained in this letter (i) constitutes an employment or service commitment by the Company (or any of its affiliates), (ii) affects your status as an employee at will who is subject to termination without cause at any time, or (iii) interferes in any way with the Company’s right (or the right of its affiliates) to change your compensation or other terms of employment at any time.

On behalf of the Board, we thank you for your leadership and contributions to the Company.

THE BOARD OF DIRECTORS OF SPARTON CORPORATION, by

/s/ JAMES R. SWARTWOUT
James R. Swartwout, Chairman of the Board